EXHIBIT 99.1

51 West Pearl Street • P.O. Box 309 • Coldwater, Michigan • 49036

December 17, 2010

Dear Dividend Reinvestment Plan Participant:

                    We have made a change to the Southern Michigan Bancorp, Inc. dividend reinvestment plan. Plan participants will continue to be able to invest all or a portion of their cash dividends in additional shares of Southern common stock, but each participant must reinvest a minimum of 10% of his or her cash dividends in Southern common stock

                    We are making this change in response to recent guidance of the Internal Revenue Service regarding the reporting of cost basis. We have made no other material changes to the plan, and you will continue to be able to make optional cash investments in shares of our common stock conveniently, without brokerage fees or commissions, in amounts as little as $100 or as much as $10,000 per calendar quarter.

                    We have enclosed an amended prospectus that describes our dividend reinvestment plan. We have also included a form that you may use to change your dividend reinvestment election.

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If you have previously elected to reinvest at least 10% of your cash dividends in additional shares of our common stock, you need not take any action at this time. You may, of course, use the form to elect to invest a greater percentage of your cash dividends in Southern common stock if you have previously elected to reinvest less than all of your dividends.

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If you have previously elected to reinvest none or less than 10% of your cash dividends in additional shares of our common stock, you must submit an election change form specifying the percentage of dividends to be reinvested (from 10% to 100%). We must receive your election form by December 31, 2010. If we do not receive your form by that time, or you otherwise do not elect reinvestment of at least 10% of your cash dividends, we will automatically reinvest 10% of your cash dividends in additional shares of our common stock for any dividends declared on or after January 1, 2011.

                    Please read the enclosed prospectus carefully and keep it and any future investment statements for future reference. If you have any questions about our dividend reinvestment plan, please call Southern Michigan Bank & Trust's Trust Department at (517) 279-5503 during regular business hours.

                    Thank you for your continued investment in Southern Michigan Bancorp, Inc.

Sincerely,

/s/ John H. Castle

John H. Castle Chairman and Chief Executive Officer